UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 December 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

________________________________

UNITED UTILITIES ON MOST ADMIRED LIST
DECEMBER 9, 2002

United Utilities has earned top marks from its peers and been named as one of Britain's most admired companies.

It is the first time the Warrington based multi-utility has been named in the national awards, organised by Management Today.

In the utility sector, the company came second behind National Grid with Scottish Energy third and PowerGen in fourth place.

Britain's Most Admired Companies is a unique index where the winners are selected by those best placed to judge - their peers. The results are analysed by Nottingham Business School and the awards are now in their 13th year.

United Utilities Chief Executive John Roberts said:"This is an important survey because it demonstrates how we are helping to set the pace in our services to customers.

"To be ranked so highly by other businesses and leading city investment firms is very satisfying.

Note to editors :
In the awards, performance was rated against nine criteria: quality of management; financial soundness;quality of goods and/or service;ability to attract and retain top talent; value as a long-term investment;capacity to innovate;quality of marketing;community and environmental responsibility and use of corporate assets.

Two sectors - electricity and gas and water were merged this year to create a utilities sector.

The Utilities sector top four was as follows :
National Grid
United Utilities
Scottish and Southern Energy
PowerGen

The overall survey ranked United Utilities 112th out of 125 companies.

- ends -

For further information, please contact the United Utilities' newsroom: 01925 233023/233988
____________________________________

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 6 JANUARY, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
-------------------------------------